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DIRECT DIAL 212-735-2116 DIRECT FAX 917-777-2116 EMAIL ADDRESS RICHARD.GROSSMAN@SKADDEN.COM	NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 7, 2017

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Securities and Exchange Commission

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Washington, D.C. 20549

RE:                           Innoviva, Inc.
Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf Innoviva, Inc., a Delaware corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, enclosed please find via EDGAR a copy of the preliminary proxy statement and form of proxy card relating to the 2017 annual meeting of the Company’s stockholders (the “2017 Annual Meeting”), which comments on and refers to a potential solicitation in opposition to the Company’s solicitation at the 2017 Annual Meeting.

If you have any questions or require additional information concerning the enclosed materials, please call me at (212) 735-2116 or email me at richard.grossman@skadden.com or please call Jay K. Hachigian at (617) 648-9101 or email at hach@gunder.com.

Thank you.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

Enclosures

cc:   Michael W. Aguiar

President and Chief Executive Officer

Innoviva, Inc.

Eric d’Esparbes

Senior Vice President and Chief Financial Officer

Innoviva, Inc.

Jay K. Hachigian

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith J. Scherer

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Richard J. Grossman

Skadden, Arps, Slate, Meagher and Flom LLP

Amr Razzak

Skadden, Arps, Slate, Meagher and Flom LLP